

March 5, 2014

<u>Via E-mail</u>
Lawrence A. Hilsheimer
Executive Vice President and Chief Financial Officer
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, OH 43041

      Re: The Scotts Miracle-Gro Company
               Form 10-K
               Filed November 20, 2013
               File No. 011-11593

Dear Mr. Hilsheimer:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Max A. Webb

               Max A. Webb
               Assistant Director